TransAlta stops mine operations at Centralia, switches to Powder River Basin coal, and announces intention to write-down Centralia gas-fired plant

CALGARY, Alberta (Nov. 27, 2006) – TransAlta Corporation (TransAlta) (TSX: TA; NYSE: TAC) today announced it will immediately stop mining at its Centralia, Wash. coal mine. Agreements are in place to purchase and transport coal from the Powder River Basin (PRB) to fuel TransAlta’s Centralia coal-fired plant.

As a result of this decision, there will be a reduction of approximately 600 Centralia-mine related jobs.  TransAlta will incur an after-tax charge of approximately CDN$150 million ($0.75 per share) in the fourth quarter of 2006 due to asset and inventory write downs, reclamation liabilities and severance costs.  The decision is expected to reduce cash in 2006 by approximately CDN$18 million due to severance-related and other payments.

Beginning in 2007, Centralia coal costs are expected to be in-line with 2005 levels. Gross margins from the Centralia coal-fired plant are expected to improve and reflect the benefit of lower coal costs and electricity sales recontracting.

“After exhausting all alternatives, we have made the difficult but necessary decision to stop mining at Centralia,” said Steve Snyder TransAlta President and Chief Executive Officer. “The maturity of the Centralia mine, its rapidly deteriorating mining conditions and escalating costs from excessive overburden have combined to make the mine uneconomic. In order to produce competitively priced electricity from our Centralia coal-fired plant, we have to meet the fuel requirements for our plant from a more predictable and economic source.”

“I deeply regret the impact this decision has on our Centralia employees, their families and the surrounding communities. Our miners have worked hard to extend the life of the mine as long as possible. We will work with our employees and their representatives to assist them at this difficult time.”

To fuel the Centralia coal-fired plant, TransAlta has secured a long-term transportation contract with BNSF Railway Company and coal contracts from PRB producers Rio Tinto Energy America and Peabody Energy's subsidiary COALSALES, LLC.  In addition, TransAlta will continue the permitting process for the West Field resource as it could provide a source of economic coal supply in the future.

Over the next six months, TransAlta will determine the optimal blend of PRB coals to use in its Centralia coal-fired plant so it can maximize production. Using available inventories, TransAlta will continue to blend Centralia mine and PRB coals in the first half of 2007.

In a separate decision, the company also announced it expects to incur at year-end a non-cash after tax charge in the range of CDN$70 to $100 million ($0.35 - $0.50 per share) to write down its Centralia gas-fired plant. The write down is expected due to changes in TransAlta’s outlook for the gas-fired plant’s profitability based on dispatch rates and trading values. This decision will not have an impact on employees.

TransAlta will hold a conference call and webcast at 6:30 a.m. MST (8:30 a.m. EST) tomorrow Tuesday, Nov. 28 to discuss decisions surrounding its Centralia operations.  Please contact the conference operator five minutes prior to the call, noting "TransAlta Corporation" as the company and "Jennifer Pierce" as moderator.

Dial-in numbers:

For local Calgary participants – (403) 232-6311

For local Toronto participants – (416) 883-0139

Toll-free North American participants – 1-888-458-1598

Participant pass code –  26326#

The conference call will also be webcast, at www.transalta.com. If you are unable to participate in the call, the instant replay is accessible at 1-877-653-0545 with TransAlta pass code 350352#. A transcript will be posted on TransAlta’s website approximately one day after the conference call.

Note: If using a hands-free phone, lift the handset and press one to ask a question.

TransAlta is a power generation and wholesale marketing company focused on creating long-term shareholder value. We maintain a low-risk profile by operating a highly contracted portfolio of assets in Canada, the United States, Mexico and Australia. Our focus is to efficiently operate our coal-fired, gas-fired, hydro and renewable facilities in order to provide our customers with a reliable, low-cost source of power. For nearly 100 years, we've been a responsible operator and a proud contributor to the communities where we work and live.

This news release may contain forward-looking statements, including statements regarding the business and anticipated financial performance of TransAlta Corporation. These statements are based on TransAlta Corporation’s belief and assumptions based on information available at the time the assumption was made. These statements are subject to a number of risks and uncertainties that may cause actual results to differ materially from those contemplated by the forward-looking statements. Some of the factors that could cause such differences include legislative or regulatory developments, competition, global capital markets activity, changes in prevailing interest rates, currency exchange rates, inflation levels and general economic conditions in geographic areas where TransAlta Corporation operates.

  Note: All financial figures are in Canadian dollars unless noted otherwise.

For more information:

Media inquiries:

Investor inquiries:

Sneh Seetal

Jennifer Pierce

Senior Advisor, Media Relations

Director, Investor Relations

Phone:  (403) 267-7330

Phone:  1-800-387-3598 in Canada and U.S.

Cell:  (403) 471-6816

Phone:  (403) 267-2520

Email:  sneh_seetal@transalta.com

E-mail:  investor_relations@transalta.com